PROXY TABULATOR P.O. BOX 9112 FARMINGDALE, NY 11735

To vote by Internet

1)    Read the Proxy Statement and have the voting instruction card below at hand.

2)    Go to website www.proxyvote.com

3)    Follow the instructions provided on the website.

Vote by internet is open until 12:00 Midnight (EST) on February 23, 2016.

To vote by Telephone

1)    Read the Proxy Statement and have the voting instruction card below at hand.

2)    Call 1-800-690-6903

3)    Follow the instructions.

Vote by telephone is open until 12:00 Midnight (EST) on February 23, 2016.

To vote by Mail

1)    Read the Proxy Statement.

2)    Check the appropriate boxes on the voting instruction card below.

3)    Sign and date the voting instruction card.

4)    Return the voting instruction card in the envelope provided.

Vote by mail must be received by close of business on February 23, 2016.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

    M98422-Z66909                         KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD MUST BE SIGNED AND DATED BELOW FOR YOUR INSTRUCTIONS TO BE COUNTED. ONLI, ONLAC, AND NSLAC WILL VOTE IN THE MANNER INDICATED, OR IF NO INSTRUCTION HAS BEEN INDICATED, “FOR” THE PROPOSAL. PLEASE COMPLETE AND RETURN THIS VOTING INSTRUCTION CARD PROMPTLY IN THE ENCLOSED ENVELOPE. VOTING INSTRUCTION CARDS MUST BE RECEIVED BY FEBRUARY 23, 2016 TO BE COUNTED.

1.    To approve a Plan of Liquidation to liquidate the Portfolio and distribute the liquidation proceeds to the shareholders of the Portfolio

2.    To transact such other business as may be properly come before the Meeting and any adjournment(s) thereof.

Please sign exactly as your name appears on this card. If an individual signing the form is a fiduciary (e.g., attorney, executor, trustee, guardian), the individual must provide his or her full title following the signature. If there are joint owners, each owner should sign this card.

For Against Abstain ☐ ☐ ☐

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [Joint Owners]	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:

The Proxy Statement is available at www.proxyvote.com.

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M98423-Z66909

VOTING INSTRUCTION CARD

Ohio National Fund, Inc. - Money Market Portfolio (the “Portfolio”)

SPECIAL MEETING OF SHAREHOLDERS – February 24, 2016

THE OHIO NATIONAL LIFE INSURANCE COMPANY (“ONLI”)

OHIO NATIONAL LIFE ASSURANCE CORPORATION (“ONLAC”)

NATIONAL SECURITY LIFE AND ANNUITY COMPANY (“NSLAC”)

THESE VOTING INSTRUCTIONS ARE SOLICITED BY ONLI, ONLAC, AND NSLAC ON BEHALF OF THE BOARD OF DIRECTORS OF OHIO NATIONAL FUND, INC. FOR A SPECIAL MEETING OF THE SHAREHOLDERS OF THE PORTFOLIO, TO BE HELD ON FEBRUARY 24, 2016.

The undersigned hereby instructs ONLI, ONLAC, and NSLAC to vote, in the manner so indicated on the reverse side, the shares of the Portfolio to which the undersigned is entitled to give instructions at the Special Meeting of Shareholders of the Portfolio (the “Meeting”) to be held on February 24, 2016, at 9:00 a.m., Eastern time, at One Financial Way, Montgomery, Ohio 45242, and at any adjournment(s) thereof.

The undersigned hereby revokes any previous voting instructions he or she has given with respect to such shares. By signing below, the undersigned acknowledges receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement dated January 25, 2016.

On the reverse side of this page please mark, sign, date and return this Voting Instruction Card promptly in the enclosed envelope.

Please ensure that the entire address shows through the window of the envelope.